UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XRS Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983882309

(CUSIP Number)

David Breach, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amundsen Merger Sub Corp. (Federal Identification Number: 47-1762007)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Minnesota
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,921,025 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None.
11.	Aggregate amount beneficially owned by each reporting person 23,921,025 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 72.9% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock and the Preferred Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock and Preferred Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock or Preferred Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,226,682 shares of Common Stock and 16,666,260 shares of Preferred Stock outstanding as of August 29, 2014 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D). The above calculations further include all restricted stock units and all shares of Common Stock that are issuable upon the exercise of the Company warrants and options that may be deemed to be beneficially owned by the reporting person as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Amundsen Holdings, LLC (Federal Identification Number: 47-1764334)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,921,025 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None.
11.	Aggregate amount beneficially owned by each reporting person 23,921,025 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 72.9% (1)
14.	Type of reporting person CO

(1)	Beneficial ownership of the Common Stock and the Preferred Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock and Preferred Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock or Preferred Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,226,682 shares of Common Stock and 16,666,260 shares of Preferred Stock outstanding as of August 29, 2014 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D). The above calculations further include all restricted stock units and all shares of Common Stock that are issuable upon the exercise of the Company warrants and options that may be deemed to be beneficially owned by the reporting person as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VEPF IV AIV I, L.P. (Federal Identification Number: 45-3253280)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,921,025 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None.
11.	Aggregate amount beneficially owned by each reporting person 23,921,025 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 72.9% (1)
14.	Type of reporting person PN

(1)	Beneficial ownership of the Common Stock and the Preferred Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock and Preferred Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock or Preferred Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,226,682 shares of Common Stock and 16,666,260 shares of Preferred Stock outstanding as of August 29, 2014 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D). The above calculations further include all restricted stock units and all shares of Common Stock that are issuable upon the exercise of the Company warrants and options that may be deemed to be beneficially owned by the reporting person as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Vista Equity Partners Fund IV GP, LLC (Federal Identification Number: 45-2458138)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,921,025 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 23,921,025 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 72.9% (1)
14.	Type of reporting person OO, HC

(1)	Beneficial ownership of the Common Stock and the Preferred Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock and Preferred Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock or Preferred Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,226,682 shares of Common Stock and 16,666,260 shares of Preferred Stock outstanding as of August 29, 2014 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D). The above calculations further include all restricted stock units and all shares of Common Stock that are issuable upon the exercise of the Company warrants and options that may be deemed to be beneficially owned by the reporting person as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON VEFIIGP, LLC (Federal Identification Number: 52-4171595)
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,921,025 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 23,921,025 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 72.9% (1)
14.	Type of reporting person OO, HC

(1)	Beneficial ownership of the Common Stock and the Preferred Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock and Preferred Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock or Preferred Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,226,682 shares of Common Stock and 16,666,260 shares of Preferred Stock outstanding as of August 29, 2014 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D). The above calculations further include all restricted stock units and all shares of Common Stock that are issuable upon the exercise of the Company warrants and options that may be deemed to be beneficially owned by the reporting person as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

1.	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert F. Smith
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 23,921,025 (1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 23,921,025 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) Approximately 72.9% (1)
14.	Type of reporting person IN, HC

(1)	Beneficial ownership of the Common Stock and the Preferred Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock and Preferred Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock or Preferred Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 11,226,682 shares of Common Stock and 16,666,260 shares of Preferred Stock outstanding as of August 29, 2014 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D). The above calculations further include all restricted stock units and all shares of Common Stock that are issuable upon the exercise of the Company warrants and options that may be deemed to be beneficially owned by the reporting person as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of XRS Corporation, a Minnesota corporation (“XRS” or the “Company”). The Company’s principal executive offices are located at 965 Prairie Center Drive, Eden Prairie, Minnesota 55344.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by (i) Amundsen Merger Sub Corp. (“Merger Sub”), (ii) Amundsen Holdings, LLC (“Parent “), (iii) VEPF IV AIV I, L.P. (“Vista AIV”), (iv) Vista Equity Partners Fund IV GP, LLC (“Vista IV GP”), (v) VEFIIGP, LLC (“VEFIIGP”) and (vi) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 99.1 hereto.

(b) The address of the principal business and principal office of each of Merger Sub and Parent is 401 Congress Avenue, Suite 3100, Austin, Texas 78701. The address of the principal business and principal office of Vista AIV, Vista IV GP and VEFIIGP is c/o Vista Equity Partners, 150 California Street, 19th Floor, San Francisco, California 94111. The principal business address of Mr. Smith is c/o Vista Equity Partners, 401 Congress Drive, Suite 3100, Austin, Texas, 78701.

(c) Each of Parent and Merger Sub was formed on August 27, 2014, solely for the purpose of completing the proposed Merger (as defined below) and have conducted no business activities other than those related to the structuring and negotiation of the Merger and arranging of the equity financing and debt financing in connection with the Merger. The principal business of Vista AIV is to make investments primarily in equity or equity-oriented securities and debt securities of companies in the middle-market software and technology-enabled solutions sector, to dispose of such investments and to distribute the proceeds therefrom. The principal business of Vista IV GP consists of performing the functions of, and serving as, the General Partner of Vista AIV, making capital contributions to Vista AIV and doing all things necessary or incidental thereto. The principal business of VEFIIGP consists of performing the functions of, and serving as, the Senior Managing Member of Vista IV GP, as well as the Managing General Partner of one other private equity fund and the Senior Managing Member of the General Partner of two other private equity funds. The principal occupation of Mr. Smith is serving as a Senior Managing Member of Vista Equity Partners III, LLC, a San Francisco-based private equity management firm. Mr. Smith is the sole member of VEFIIGP.

(d) The name, business address, present principal occupation or employment and citizenship of each director and executive officer of each of the Reporting Persons is set forth on Schedule A.

(e) During the last five years, none of the Reporting Persons has been convicted of any criminal proceeding (excluding traffic violations or other similar misdemeanors).

(f) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Merger Sub is a Minnesota Corporation. Parent is a Delaware limited liability company. Vista AIV is a Delaware limited partnership. Vista IV GP is a Delaware limited liability company. VEFIIGP is a Delaware limited liability company. Mr. Smith is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On August 29, 2014, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. Parent and Merger Sub are beneficially owned by affiliates of Vista Equity Partners Fund IV, L.P.

The Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, and the Company will continue as the surviving corporation and as a wholly-owned subsidiary of Parent (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock and Preferred Stock of the Company, other than shares owned by the Company, Merger Sub and Parent, will be cancelled and extinguished and automatically converted into the right to receive $5.60 in cash, without interest.

Closing Conditions

The obligation of Merger Sub and Parent to consummate the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) receipt of the approval by the holders of a majority of shares of the Company’s capital stock (on an as-converted, Common Stock basis) of the Merger Agreement and (iii) the absence of any law, order or injunction that prevents or prohibits the consummation of the Merger, and certain other customary conditions. There is no financing condition.

No-Shop Provisions

The Company has agreed to certain restrictions on its ability to solicit or initiate discussions or furnishing any person with information in connection with the encouragement or facilitation of an acquisition proposal and has, subject to certain exceptions described below, agreed to cease any current discussions and negotiations with third parties for the purpose of facilitating competing acquisition proposals. These restrictions will continue until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the time at which the Merger is consummated. Notwithstanding this limitation, prior to the approval of the Merger Agreement by the Company’s shareholders, the Company may, under certain circumstances, provide information to third parties and engage in discussions or negotiations with respect to any unsolicited competing acquisition proposal that the Company’s board of directors has in good faith determined constitutes or could reasonably be expected to lead to a “Superior Offer,” (which is generally defined to refer to as a bona fide written acquisition proposal that the board of directors of the Company determines, in its good faith judgment, after consultation with its legal and financial advisors, is reasonably likely to be consummated and is more favorable from a financial point of view to the Company’s shareholders than the transaction contemplated by the Merger Agreement).

Termination; Termination Fees and Parent Expenses

The Merger Agreement contains certain termination rights for both the Company and Parent, including, among others, a mutual termination right if the transactions contemplated by the Merger Agreement are not consummated on or before January 26, 2015 and the Company’s right to terminate the Merger Agreement in order to accept a Superior Offer subject to the other applicable terms of the Merger Agreement. Upon termination of the Merger Agreement under specified circumstances, including in the event of a termination by the Company in order to accept a Superior Offer, the Company has agreed to pay Parent a termination fee of $6,600,000. Parent will be required to pay the Company a termination fee equal to $13,200,000 under certain specified circumstances as set forth in the Merger Agreement. In addition, under certain specified circumstances as set forth in the Merger Agreement, the Company has agreed to reimburse up to $2,250,000 of Parent’s expenses incurred in connection with the Merger Agreement and the transaction contemplated thereby.

Other Terms

The Merger Agreement contains representations, warranties and covenants of the parties customary for a transaction of this type, including, without limitation, covenants regarding the conduct of the business of the Company.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is set forth as Exhibit 1 attached hereto and is incorporated herein by reference.

The proposed transaction values the equity of the Company at approximately $178 million. Parent and Merger Sub have received equity and debt commitments in respect of funds sufficient to purchase all of the shares of the Company’s capital stock in the Merger and to consummate the other transactions described above.

Debt Commitment

Parent and Merger Sub estimate that they will need up to $180 million at closing of the Merger to pay the Merger consideration and related fees and expenses. Parent and Merger Sub plan to use third party funded debt to finance a portion of the Merger consideration. Omnitracs, LLC, a parent company of Parent and Merger Sub, has received a debt commitment letter from Royal Bank of Canada, Credit Suisse Securities (USA) LLC, Guggenheim Corporate Funding, LLC and certain of their respective affiliates (the “Debt Commitment Letter”), pursuant to which they commit to provide Omnitracs, LLC with $110 million in secured first lien term loans and $40 million in second lien term loans. Subject to the satisfaction of certain customary conditions, the first and second lien term loans will be fully drawn at closing of the Merger and used by Merger Sub to pay the Merger consideration and related fees and expenses.

Equity Commitment

Concurrently with the execution of the Merger Agreement, Vista Equity Partners Fund IV, L.P. has delivered an equity commitment letter to Parent (the “Equity Commitment Letter”) to capitalize Merger Sub, at or immediately prior to the time of the Merger, with an aggregate equity contribution in an amount up to $180 million, which will be sufficient for Parent to consummate the transactions contemplated by the Merger Agreement even if Parent or its affiliates do not obtain any debt financing, subject to the terms and conditions set forth in an Equity Commitment Letter (the “Equity Financing”).

Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the Debt Commitment Letter and Equity Financing Commitment, respectively. The foregoing description of the Debt Commitment Letter and the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letter, which are attached as Exhibits 2 and 3 hereto, respectively, and are incorporated herein by reference.

Voting and Support Agreements

On August 29, 2014, concurrently with the execution of the Merger Agreement, certain of the Company’s shareholders (Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V., TCV VII, L.P., TCV VII (A), L.P., TCV Member Fund, L.P. and John Deere Special Technologies Group, Inc.) and John J. Coughlan, the Chief Executive Officer of the Company (each a “Support Shareholder” and, collectively, the “Support Shareholders”), entered into Voting and Support Agreements with Parent and Merger Sub (each a “Voting Agreement” and, collectively, the “Voting Agreements”), pursuant to which, subject to the terms and conditions set forth therein, each Support Shareholder agreed to vote all of such Support Shareholder’s shares of Common Stock and Preferred Stock of the Company (including any Common Stock that such Support Shareholders receive as a result of exercising Company options and warrants) in favor of approving the Merger Agreement and the Merger. Collectively, the Support Shareholders had beneficial ownership, as of August 29, 2014, of an aggregate of 23,921,025 shares of Common Stock and Preferred Stock (including all shares of Common Stock issuable under or represented by the Company’s vested and unvested options, restricted stock units and warrants they hold), or approximately 72.9% of the outstanding shares of Common Stock (on an as-converted basis) (taking into account, for purposes of determining the aggregate shares of Common Stock, the Company’s outstanding shares of Common Stock and assuming the conversion of each share of Preferred Stock into one share of Common Stock, the vesting of the restricted stock units and the exercise of the options and warrants held by the Support Shareholders). The proxy voting provisions described in clauses (a) and (b) in the following paragraph relate only to the outstanding shares of Common Stock and Preferred Stock held by the Support Shareholders, which, as of August 29, 2014, was equal to 19,027,866 or 68.2% of the shares of Common Stock then outstanding.

Each Support Shareholder also agreed that at every meeting of the shareholders of the Company, including every adjournment or postponement thereof, such Support Shareholder would vote his, her or its shares of Common Stock and Preferred Stock (a) in favor of the Merger Agreement, the approval of the Merger and the other transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and / or (b) against (i) any action or agreement which would reasonably be expected to result in any of the conditions to the Company’s obligations to consummate the Merger set forth in Section 6 of the Merger Agreement not being fulfilled, (ii) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Support Shareholder under under the Voting Agreement.

Each Voting Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, (iii) January 26, 2015, (iv) any amendment to the terms of the Merger Agreement that reduces the per share merger consideration or any consideration otherwise payable with respect to the Company’s outstanding securities beneficially owned by the Support Shareholder, changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Company’s outstanding securities beneficially owned by the Support Shareholder, or adversely affects, in any material respect, or is reasonably likely to adversely affect, in any material respect, the Support Shareholder relative to other holders of equity interests of the Company, (v) the date upon which the Support Shareholder ceases to own any equity interests of the Company and (vi) the mutual written consent of Parent and the Support Shareholder.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Voting Agreements, which are attached as Exhibits 4 through 9 and incorporated herein by reference

Shared voting power with respect to the shares of Common Stock and Preferred Stock beneficially owned by the Shareholders may be deemed to have been acquired through execution of the Voting Agreements.

Schedule B lists the names and number of shares of Common Stock and Preferred Stock that are beneficially held by each Support Shareholder and subject to this Schedule 13D.

Item 4. Purpose of Transaction.

The purpose of the Merger is to acquire control of, and the entire equity interest in, the Company.

The Merger Agreement provides that Merger Sub will be merged with and into the Company, and, at the date and time when the Merger becomes effective (the “ Effective Time “), the Company’s articles of incorporation as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as set forth in the applicable exhibit to the Merger Agreement, and as so amended, will be the articles of incorporation of the surviving corporation, and the Company’s bylaws as in effect immediately prior to the Effective Time will be amended so as to read in its entirety as the bylaws of Merger Sub, and as so amended, will be the bylaws of the surviving corporation. The directors and officers of Merger Sub immediately prior to the Effective Time will become the directors and officers of the surviving corporation.

Following the Merger, the Common Stock will no longer be traded on NASDAQ, there will be no public market for the Common Stock and registration of the Common Stock under the Securities Exchange Act of 1934 will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Parent has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Other than the shares of Common Stock (including those issuable with respect to the applicable options and warrants) and shares of Preferred Stock that may be deemed to be beneficially owned by operation of the Voting Agreements, the Reporting Persons, do not beneficially own any shares of Common Stock or Preferred Stock.

As a result of the Voting Agreements, and assuming the exercise of the Support Shareholders’ options and warrants and taking into account the restricted stock units held by the Support Shareholders, Parent may be deemed to have the power to vote up to 23,921,025 shares of Common Stock (on an as-converted basis) in favor of approval of the Merger or in connection with certain other matters described in Item 3 above, and thus, each Reporting Person may be deemed to be the beneficial owner of 23,921,025 shares of Common Stock. All shares of Common Stock (on an as-converted basis, and assuming the exercise of the Support Shareholders’ options and warrants) that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 72.9% of the issued and outstanding shares of Common Stock (on an as-converted basis) as of August 29, 2014 (as represented by the Company in the Merger Agreement).

The Reporting Persons (i) are not entitled to any rights as a shareholder of the Company as to the Common Stock or Preferred Stock covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements and (ii) disclaim all beneficial ownership of such Common Stock and Preferred Stock.

Except as set forth in this Item 5(a), none of Parent and, to the knowledge of the Reporting Persons, any persons named in Schedule A, beneficially owns any Common Stock or Preferred Stock.

(c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the the Company reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Merger Sub is a wholly-owned subsidiary of Parent. The sole member of Parent is VEPF IV AIV I, L.P. Vista IV GP is the General Partner of Vista AIV. VEFIIGP is the Senior Managing Member of Vista IV GP. Mr. Smith is the sole member of VEFIIGP. Accordingly, securities owned by Vista AIV may be regarded as being beneficially owned by Vista IV GP, and securities owned by Vista IV GP may be regarded as being beneficially owned by VEFIIGP. Securities owned by VEFIIGP may be regarded as being beneficially owned by Mr. Smith. Vista IV GP, VEFIIGP and Mr. Smith each disclaim beneficial ownership of the shares of Common Stock (including those issuable with respect to any options or warrants) or Preferred Stock of XRS held by Vista AIV, except to the extent of their pecuniary interests in the shares, if any.

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of August 29, 2014, by and among the Company, Merger Sub and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 2, 2014).

2	Debt Commitment Letter among Omnitracs, LLC, Royal Bank of Canada, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch, Guggenheim Corporate Funding, LLC, NZC Guggenheim Fund LLC, Guggenheim Private Debt Fund Note Issuer, LLC, Western Regional Insurance Company, Inc., Verger Capital Fund LLC and HCA Inc. Master Retirement Trust, dated August 29, 2014.

3	Equity Commitment Letter, dated as of August 29, 2014, from Vista Equity Partners Fund IV, L.P. to Parent.

4	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and TCV VII, L.P.

5	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and TCV VII (A), L.P.

6	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and TCV Member Fund, L.P.

7	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub, Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. and Trident Capital Parallel Fund-V, C.V.

8	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and John Deere Special Technologies Group, Inc.

9	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and John J. Coughlan.

99.1	Joint Filing Agreement, dated September 8, 2014, by and among the Reporting Persons.

99.2	Power of Attorney.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2014

AMUNDSEN MERGER SUB CORP.

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

AMUNDSEN HOLDINGS, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VEPF IV AIV I, L.P.

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND IV GP, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

VEFIIGP, LLC

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

ROBERT F. SMITH

By:	/s/ John Warnken-Brill
Name:	John Warnken-Brill
Title:	Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Document

1	Agreement and Plan of Merger, dated as of August 29, 2014, by and among the Company, Merger Sub and Parent (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on September 2, 2014).

2	Debt Commitment Letter among Omnitracs, LLC, Royal Bank of Canada, Credit Suisse Securities (USA) LLC, Credit Suisse AG, Cayman Islands Branch, Guggenheim Corporate Funding, LLC, NZC Guggenheim Fund LLC, Guggenheim Private Debt Fund Note Issuer, LLC, Western Regional Insurance Company, Inc., Verger Capital Fund LLC and HCA Inc. Master Retirement Trust, dated August 29, 2014.

3	Equity Commitment Letter, dated as of August 29, 2014, from Vista Equity Partners Fund IV, L.P. to Parent.

4	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and TCV VII, L.P.

5	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and TCV VII (A), L.P.

6	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and TCV Member Fund, L.P.

7	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub, Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P. and Trident Capital Parallel Fund-V, C.V.

8	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and John Deere Special Technologies Group, Inc.

9	Voting and Support Agreement, dated as of August 29, 2014, by and among Parent, Merger Sub and John J. Coughlan.

99.1	Joint Filing Agreement, dated September 8, 2014, by and among the Reporting Persons.

99.2	Power of Attorney.

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND MERGER SUB

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Parent and Merger Sub

Christian B. Sowul	President of Parent and Merger Sub	Mr. Sowul joined Vista Equity Partners in 2001. Mr. Sowul sits on the investment committee and continues to lead transaction teams in all sectors. Mr. Sowul currently sits on the boards of Advicent, MRI Software, Omnitracs, SirsiDynix, STATS, and Taxware.

Marc V. Teillon	Vice President, Treasurer and Secretary of Parent and Merger Sub	Mr. Teillon joined Vista Equity Partners in 2009. Mr. Teillon currently sits on the boards of Aptean, DealerSocket, Omnitracs, and Taxware. Prior to joining Vista Equity Partners, Mr. Teillon was a Vice President in Citi’s Investment Banking Division.

Vista Entities

Robert F. Smith	Managing Member of VEFIIGP	Mr. Smith founded Vista Equity Partners in 2000 and is the firm’s Chairman and CEO. Mr. Smith currently sits on or participates in the boards of all Vista portfolio companies. He is Chairman of the investment committee and is actively involved in Vista’s direction, investment decisions, executive development and operational strategies. Prior to founding Vista, Mr. Smith was the Co-Head of the Enterprise Systems and Storage sector for Goldman, Sachs & Co.’s investment banking division. Mr. Smith also served as the business unit manager for Goldman’s Mergers and Acquisitions group. Before his time with Goldman, Mr. Smith worked in strategic planning and development at Kraft General Foods (KGF).

SCHEDULE B

SUPPORT SHAREHOLDERS AND SUBJECT SHARES

NAME	COMMON STOCK		PREFERRED STOCK	COMPANY WARRANTS
TCV VII, L.P.			5,996,276	1,798,882
TCV VII (A), L.P.			3,114,008	934,202
TCV Member Fund, L.P.			56,382	16,914
Trident Capital Fund-V, L.P.			6,382,938	727,475
Trident Capital Fund-V Affiliates Fund, L.P.			37,097	4,228
Trident Capital Fund-V Affiliates Fund (Q), L.P.			35,400	4,034
Trident Capital Fund-V Principals Fund, L.P.			184,747	21,056
Trident Capital Parallel Fund-V, C.V.	105,000	(1)	484,933	55,268
John Deere Special Technologies Group, Inc.	2,144,060
John J. Coughlan	1,811,817	(2)	4,505	1,803
TOTAL	4,060,877		16,296,286	3,563,862

(1)	Includes an aggregate of 70,000 shares of Common Stock issuable under options held by Christopher P. Marshall and Donald R. Dixon, each of whom is a member of TCV VII Management L.L.C, the general partner of Trident Capital Parallel Fund-V, C.V.
(2)	Includes 1,099,699 shares of Common Stock issuable under options held by Mr. Coughlan and 159,598 restricted stock units held by Mr. Coughlan.